# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Creatd Inc., CIK 0001357671
CUSIP: 225265305
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 169 Madison Avenue, Suite 2774, New York, New York (NY), 10016
Date of event which requires filing of this statement: 02/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001952100

## Reporting persons
- Joseph Reda: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 478,200; shared voting power 0; sole dispositive power 478,200; shared dispositive power 0; aggregate amount beneficially owned 478,200 (9.9% of the class)
  Comment: (1) Based on 4,829,439 shares of Common Stock of the Issuer outstanding as of February 12, 2025, verified by the Issuer.

## Item 1. Issuer
Name of issuer: Creatd Inc.
Address of issuer's principal executive offices: 169 Madison Avenue, Suite 2774 New York, NY 10016

## Item 2. Person Filing
Name of person filing: Joseph Reda
Address of principal business office or, if none, residence: 1324 Manor Circle Pelham, NY 10803
Citizenship: Joseph Reda is a citizen of the United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 478,200
Percent of class: 9.9%
Sole power to vote or to direct the vote: 478,200
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 478,200
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Joseph Reda: /s/ Joseph Reda, Joseph Reda (02/13/2025)